SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                             LIGHTNING GAMING, INC.
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                                (Name of Issuer)


                     Common Stock, $.001 par value per share
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                         (Title of Class of Securities)


                                To Be Applied For
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                                 (CUSIP Number)

                               Donald R. Caldwell
                     Five Radnor Corporate Center, Suite 555
                           Radnor, Pennsylvania 19087
                                 (610) 995-2650
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  June 30, 2008
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), ss.ss. 240.13d-1(f), or ss.ss. 240.13d-1(g), check the following box: |_| .

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. To be Applied For
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(1)     Name of reporting persons: Donald R. Caldwell

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(2)     Check the appropriate box if a member of a group (see instructions)
             (a) [ ]
             (b) [ ]
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(3)     SEC use only
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(4)     Source of funds (see instructions)            AF
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(5)     Check if disclosure of legal proceedings is required pursuant to
        Items 2(d) or 2(e) |_|
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(6)     Citizenship or place of organization          United States of America
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Number of shares beneficially owned by each reporting person with:
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         (7) Sole voting power                840,000
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         (8)   Shared voting power          4,179,050
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         (9)   Sole dispositive power         840,000
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         (10)  Shared dispositive power     4,179,050
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(11)    Aggregate amount beneficially owned by each reporting person   5,019,050

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(12)    Check if the aggregate amount in Row (11) excludes certain shares
        (see instructions)                 |_|
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(13)    Percent of class represented by amount in Row (11)       51.9%
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(14)    Type of reporting person (see instructions)            IN
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

CUSIP No. To be Applied For
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(1)     Name of reporting persons: Co Investment Fund II .LP.

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(2)     Check the appropriate box if a member of a group (see instructions)
             (a) [ ]
             (b) [ ]
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(3)     SEC use only
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(4)     Source of funds (see instructions)            OO
--------------------------------------------------------------------------------

(5)     Check if disclosure of legal proceedings is required pursuant to
        Items 2(d) or 2(e) |_|
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(6)     Citizenship or place of organization          Pennsylvania
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Number of shares beneficially owned by each reporting person with:
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         (7) Sole voting power                      0
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         (8)   Shared voting power          4,179,050
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         (9)   Sole dispositive power               0
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         (10)  Shared dispositive power     4,179,050
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(11)     Aggregate amount beneficially owned by each reporting person  4,179,050

--------------------------------------------------------------------------------

(12)     Check if the aggregate amount in Row (11) excludes certain shares
         (see instructions)             |_|
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(13)     Percent of class represented by amount in Row (11)      47.4%
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14)      Type of reporting person (see instructions)             PN
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

This Amendment No. 1 to Schedule 13D (this "Amendment") amends the Schedule 13D filed jointly by Donald R. Caldwell and The Co Investment Fund II LP, a Delaware limited partnership ("Co Investment Fund II"), relating to the beneficial ownership of 840,000 shares of common stock, par value $0.001 per share (the "Shares"), of Lightning Gaming, Inc., a Nevada corporation (the "Issuer") and relating to warrants to purchase Shares (the "Warrants").

Item 3  Source and Amount of Funds or Other Consideration

The Shares were received by Mr. Caldwell in exchange for an equal number of shares of common stock of Lightning Poker, Inc. ("Lightning Poker") as a result of the consummation of the merger (the "Merger") of a subsidiary of the Issuer into Lightning Poker on January 29, 2008. As a consequence of the consummation of the Merger, warrants to purchase 3,178,990 shares of common stock of Lighting Poker became exercisable for the same number of Shares.

On June 30, 2008, Co-Investment Fund II acquired Warrants to purchase an additional 1,000,000 Shares in connection with a $2,000,000 loan made to the Issuer. The loan was made with funds held by Co-Investment Fund II for investment in its portfolio companies.

Item 4. Purpose of Transaction

The reporting persons acquired beneficial ownership of the Shares as a consequence of the consummation of the Merger.

Co-Investment Fund II acquired Warrants to purchase 3,179,050 Shares in connection with loans extended to Lightning Poker, Inc. and as a consequence of the Merger. Co-Investment Fund II acquired Warrants to purchase 1,000,000 Shares in connection with a loan made to the Issuer on June 30, 2008.

Item 5. Interest in Securities of the Issuer

(a) and (b) Mr. Caldwell owns 840,000 shares and Co Investment Fund II holds warrants to acquire 4,179,050 Shares. Mr. Caldwell has the sole voting and dispositive power of the Shares owned by him. By virtue of Mr. Caldwell's position with Cross Atlantic Capital Partners Inc., he and Co Investment Fund II have shared voting and dispositive power of the Shares issuable upon exercise of the Warrants held by Co Investment Fund II.

(c) The 840,000 Shares were acquired by Mr. Caldwell and Warrants to purchase 3,178,990 Shares were acquired by Co Investment Fund II on January 29, 2008 as a consequence of the Merger. Warrants to purchase 1,000,000 Shares were acquired by Co-Investment Fund II in connection with a loan made to the Issuer on June 30, 2008.

      (d) Not applicable.

      (e) Not applicable.

                                    Signature

     After reasonable inquiry, and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: July 1, 2008             /s/ Donald R. Caldwell
                                     --------------------------------
                                     Donald R. Caldwell


                                CO INVESTMENT FUND II LP
                                By: Co-Invest Management II, L.P. its
                                    General Partner
                                By Co-Invest Capital Partners, Inc.,  its
                                   General Partner
                                By:  /s/ Donald R. Caldwell
                                ---------------------------------
                                Donald R. Caldwell
                                Chairman and Chief Executive Officer